SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities and Exchange Act of 1934

☐	Transition Report Pursuant to Section 15(d) of the Securities and Exchange Act of 1934

For the year ended December 31, 2009

Commission File Number: 001-01011

The 401(k) Plan and the Employee Stock Ownership Plan of CVS Caremark Corporation and Affiliated Companies

CVS Caremark Corporation

One CVS Drive

Woonsocket, RI 02895

(Name of issuer and address of principal executive offices of issuer)

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2009 AND 2008

Report of Independent Registered Public Accounting Firm

The Administrative Committee of

The 401(k) Plan and the Employee Stock Ownership

Plan of CVS Caremark Corporation and Affiliated Companies

We have audited the accompanying statements of net assets available for benefits of the 401(k) Plan and the Employee Stock Ownership Plan of CVS Caremark Corporation and Affiliated Companies (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions for the year ended December 31, 2009 and assets (held at end of year) as of December 31, 2009, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Boston, Massachusetts

June 29, 2010

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets:
Investments, at fair value (Note 10):
Common collective trust funds (Note 2 (d))	$1,105,228,605	$588,581,980
Mutual funds (Note 2 (d))	1,562,946,674	823,998,133
Common stock (Note 2 (d))	1,339,854,087	629,619,451
Preference shares (Note 2 (d))	—	476,629,734
Loans to participants (Note 4)	121,822,855	80,026,920

Total investments	4,129,852,221	2,598,856,218

Receivables:
Interest and dividends (Note 2 (i))	2,227,286	763,603
Employer contributions (Note 1 (d))	42,042,194	36,144,984
Employee contributions (Note 1 (d))	22,525,321	13,646,403

Total receivables	66,794,801	50,554,990

Total assets at fair value	4,196,647,022	2,649,411,208

Liabilities:
Accrued expenses and other liabilities	1,997,624	979,064

Total liabilities	1,997,624	979,064

Net assets available for benefits at fair value	4,194,649,398	2,648,432,144

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	75,476	(35,349,307)

Net assets available for benefits	$4,194,724,874	$2,613,082,837

See accompanying notes to financial statements.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2009 and 2008

	2009	2008
Investment activity:
Interest and dividend income (Note 2 (i))	$89,110,408	$71,332,698
Transfer in of plan assets (Note 1 (a))	730,042,061	—
Realized and unrealized gains (losses) (Notes 3 and 5)	566,101,097	(934,821,638)

Total investment activity	1,385,253,566	(863,488,940)

Contributions:
Employer contributions (Note 1 (d))	156,220,766	120,975,072
Employee contributions (Note 1 (d))	252,807,011	221,207,792
Rollovers	10,456,819	15,700,176

Total contributions	419,484,596	357,883,040

Deductions:
Benefits paid to participants (Notes 1 (g) and 2 (e))	212,424,650	161,512,303
Interest expense (Note 1 (c))	—	3,791,400
Administrative expenses (Note 1 (h))	10,671,475	5,559,791

Total deductions	223,096,125	170,863,494

Net increase (decrease) for the year	1,581,642,037	(676,469,394)

Net assets beginning of the year	2,613,082,837	3,289,552,231

Net assets end of the year	$4,194,724,874	$2,613,082,837

See accompanying notes to financial statements.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2009 and 2008

Note 1 - Plan Description

The following description of the 401(k) Plan and the Employee Stock Ownership Plan of CVS Caremark Corporation and Affiliated Companies (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

(a)	Background

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The general administration of the Plan and the responsibility for carrying out the provisions of the Plan are maintained by a committee (the “Benefit Plans Committee”) of not less than three persons appointed by the Board of Directors of CVS Caremark Corporation (“CVS Caremark” or the “Company”), the sponsor of the Plan. In accordance with the provisions of the Plan, the Benefit Plans Committee has appointed an administrator (the “Administrator”) and a trustee (the “Trustee”). The Administrator maintains participant account records and instructs the Trustee to execute transactions such as benefit payments to participants. The Trustee holds the assets of the Plan and executes transactions at the direction of the Benefit Plans Committee and the Administrator. Effective January 2010, the Benefits Plans Committee further named an Administrative Sub Committee and an Investment Sub Committee and delegated certain fiduciary duties to each of the Committees.

The ESOP and the 401(k) Plan were established as of January 1, 1989.

Effective April 10, 2002, the 401(k) Profit Sharing Plan of CVS Corporation (the “401(k) Plan”) was merged into this Plan, and the name of this plan was changed from CVS Corporation and Subsidiaries Employee Stock Ownership Plan (the “ESOP”) to the 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies. All assets and liabilities under the 401(k) Plan as of April 10, 2002 were transferred to the Plan and, as of that date, benefits for the participants and beneficiaries of the 401(k) Plan have been paid from the Plan. See note 2(a) for further breakdown between ESOP and 401(k) assets.

Effective March 22, 2007, pursuant to the Agreement and Plan of Merger dated as of November 1, 2006, as amended, Caremark Rx, Inc. (“Caremark”) was merged into a newly formed subsidiary of CVS Caremark Corporation (“CVS”) with the CVS subsidiary continuing as the surviving entity (the “Caremark Merger”). Subsequently, the name of this plan was changed from the 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies to the 401(k) Plan and the Employee Stock Ownership Plan of CVS Caremark Corporation and Affiliated Companies. The Plan has not been amended to allow for participation by Caremark employees and as such, the financial statements herein do not reflect any consolidation of benefits as provided to employees by Caremark at the time of the Caremark Merger.

Effective February 21, 2009, the Longs Drug Stores California LLC 401(k) Plan (the “Longs Plan”) was merged into the Plan and effective March 10, 2009, the assets of the Longs Plan, both cash and in-kind, were transferred into the Plan. This transfer included $194,944,787 and $535,097,274 of cash and in-kind assets, respectively. There are no remaining assets in the Longs Plan.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2009 and 2008

(b)	Eligibility

Employees are eligible to participate in the Plan upon attainment of age 21 and on the earliest of:

•	The first payroll period of the first month after completion of 90 continuous days of service as a full-time employee; or

•	Completion of 12 months of service beginning on the employee’s hire date with at least 1,000 hours worked; or

•	Completion of at least 1,000 hours of service in the course of one calendar year.

Employees referred to above are defined as regular employees of the Company other than:

•	A nonresident alien receiving no United States (“U.S.”) earned income from the Company;

•	An individual covered under a collective bargaining agreement (unless the agreement provides for membership);

•	A leased employee (as defined in the Internal Revenue Code);

•	A temporary employee (as determined by the Company); or

•	An independent contractor or consultant (as defined by the Company).

(c)	Leveraged ESOP Transaction

On June 23, 1989, the ESOP borrowed $357,500,000 from qualified lenders at an interest rate of 8.60% for a 20-year term (the “ESOP Notes”). The loan to the ESOP was guaranteed by CVS Caremark. The ESOP used the proceeds of the loan to purchase 6,688,494 shares of CVS Caremark Corporation Series One ESOP Convertible Preference Stock (“ESOP Preference Stock”). Each share of ESOP Preference Stock was convertible into shares of CVS Caremark Common Stock at the election of the Plan’s Trustee. The conversion rate was 4.628 shares of CVS Caremark Common Stock for each share of ESOP Preference Stock. Shares of ESOP Preference Stock converted into common stock and authorized and unissued amounted to 213,395 in 2008. The annual dividend on the ESOP Preference Stock was $3.90 per share. Cash dividend payments on unallocated ESOP Preference Stock were used to make debt service payments and are not allocated to participants’ accounts.

In accordance with the terms of the loan agreement, the interest rate on the loan was adjusted as of January 1, 1995 in connection with the increase in the Federal income tax rate to 35%. The adjusted interest rate was 8.52%.

As of December 31, 2008, the Plan had repaid all outstanding amounts under the terms of the ESOP Notes described above.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2009 and 2008

On January 30, 2009, pursuant to the Company’s Amended and Restated Certificate of Incorporation (the “Charter”), the Company informed the trustee of the ESOP Trust of its intent to redeem for cash all of the outstanding shares of ESOP Preference Stock on February 24, 2009 (the “Redemption Date”). Under the Charter, at any time prior to the Redemption Date, the trustee is afforded the right to convert the ESOP Preference Stock into shares of the Company’s Common Stock. The conversion rate at the time of the notice was 4.628 shares of Common Stock for each share of ESOP Preference Stock. The trustee exercised its right of conversion on February 23, 2009, and 3,553,212 shares of ESOP Preference Stock were converted into 16,444,265 shares of CVS Caremark Common Stock at a market value of $457,479,456.

(d)	Contributions

Participants may elect to have the Company contribute to their accounts from 1% to 85% of the compensation that would otherwise be due to them, in multiples of 1%, pursuant to a salary reduction agreement. Each participant’s total elective deferrals for any calendar year may not exceed 85% of annual compensation or the maximum allowed by the Internal Revenue Code (the “Code”); whichever is less, as specified in the Plan document. The maximum elective deferrals allowed by the Code were $16,500 and $15,500 for 2009 and 2008, respectively.

Effective January 1, 2009, on a quarterly basis, the Company matches in cash 100% up to 5% of eligible pre-tax compensation contributed, if the employee is actively employed at that time. Prior to January 1, 2009, the Company matched 100% up to 5% of eligible pre-tax compensation contributed, 50% to the employees’ Plan account quarterly and 50% to the employees’ ESOP Diversification Account at the end of the year. Shares of ESOP Preference Stock allocated to a participant account were calculated by dividing the greater of $53.45 (the cash liquidation value as specified in the Plan document) or the market price of CVS Caremark Common Stock at the time of allocation.

All employees at least age 50 that contribute the maximum amount to the Plan are permitted to make additional pre-tax catch-up contributions. Catch-up contributions may be made up to an additional $5,500 and $5,000 for 2009 and 2008, respectively.

(e)	Participant’s Account

Each participant’s account is credited with an allocable share of their selected Plan’s investments and any unrealized appreciation or depreciation and interest and dividends of those investments. In 2008, the total amount of new shares to be allocated was calculated by multiplying the ratio of the 2008 debt service payments to total current and future debt service payments by the total number of unallocated shares of ESOP Preference Stock in the Plan. Allocations to individual participant’s accounts are based on the number of shares due to each participant as described in 1(d) above.

(f)	Vesting

Participants are 100% vested in all contributions.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2009 and 2008

Participants whose account balances have been transferred into the Plan from other defined contribution plans maintain at least the degree of vesting in the account they had at the time of the transfer. Notwithstanding the foregoing, participants are fully vested in, and have a nonforfeitable right to (1) their accounts upon death or disability, and (2) any elective deferrals described in note 1(d).

(g)	Payment of Benefits

Upon termination of service by the participant, the Administrator will direct the Trustee to pay to the participant their benefit under one or more options, such as a single lump-sum, or in equal annual installments over a period not exceeding fifteen years. In 2008, the beneficiary may have elected to receive their ESOP payment in shares of CVS Caremark Common Stock or in cash at $53.45 per ESOP Preference Stock or the fair market value of a share of CVS Caremark Common Stock at the time of the distribution times a factor of 4.628, whichever was greater.

(h)	Administrative Expenses

Administrative expenses specifically attributable to the Plan and not covered by forfeitures were funded by the Plan for 2009 and 2008. Trustee’s fees were paid by the Plan for 2009 and 2008.

(i)	Forfeitures

On a participant’s termination date, any unvested portion of their account is forfeited at the earlier of distribution or five years from the date of termination. If a former participant resumes employment and eligibility in the Plan within five years of termination, any amounts previously forfeited are restored to the participant’s account, but remain subject to the vesting provisions of the Plan. Forfeitures during any plan year are applied as follows: (i) to restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment; (ii) to pay administrative expenses of the Plan; or (iii) to reduce future CVS Caremark contributions. If forfeitures for any plan year are insufficient to restore the required forfeitures, CVS Caremark shall contribute the balance required for that purpose.

Approximately 8,918 shares of ESOP Preference Stock were forfeited during 2008 and were applied as of December 31, 2008. Forfeitures restored to participants in ESOP Preference Stock upon resumption of employment for 2008 were approximately 868 shares of ESOP Preference Stock.

Cash forfeitures for 2009 and 2008 were $260,084 and $476,660, respectively. Cash forfeitures restored to participants upon resumption of employment for 2009 and 2008 were approximately $20,902 and $46,370, respectively. The remainder of the forfeitures for each year was applied to the administrative expenses of the plan and to reduce the CVS Caremark contribution.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2009 and 2008

(j)	Investment Options

Upon enrollment in the Plan or daily, a participant elects to direct contributions or investment balances within the investments which are comprised of guaranteed insurance contracts, securities of CVS Caremark and securities of unaffiliated issuers. The securities in unaffiliated issuers include marketable mutual funds and separately managed funds, comprised of marketable securities. The following is a brief explanation of each fund’s investment objectives:

Core Equity Fund

The Institutional Vanguard Index Fund seeks to replicate the total return of the Standard & Poors (“S&P”) 500 Composite Stock Index (“S&P 500) by investing in stocks that make up the index. The S&P 500 Index consists mainly of large companies and represents approximately 75% of the U.S. stock market value.

Diversified Bond Fund

The PIMCO Total Return Institutional Class Fund is a core bond fund that seeks to outperform the Barclays Capital Aggregate Bond Index. Investments may include government and corporate debt securities, mortgage and other asset-backed securities, money market instruments, and derivatives.

International Equity Fund

The Templeton Foreign Equity Series-Primary Shares Fund seeks long-term growth of capital through participation in stock markets outside the United States. The fund invests mainly in the common stock of companies based in more developed countries, but may also include investments in developing countries. It is benchmarked by the Morgan Stanley Capital International (“MSCI”) Europe, Australasia, and Far East (“EAFE”) Index.

Small Cap Growth Fund

The Vanguard® Explorer™ Fund seek long-term growth of capital and dividend income through participation in the stock market. The fund invests primarily in stocks of relatively small companies, making it a high-risk investment with potential for large rewards. This fund is benchmarked by the Russell 2500 Growth Index.

Global Equity Fund

The American Funds-New Perspective seeks long-term growth of capital by investing in a variety of foreign and domestic companies. The fund tries to outperform the MSCI World Index, which measures the performance of U.S. and international stock markets.

Small Cap Value Fund

Columbia Small Cap Fund is managed by Columbia Management and its affiliates. The fund seeks long-term growth by investing primarily in stocks of small to medium-sized companies, which either are believed to offer superior earnings growth or appear to be undervalued. This fund may experience above-average share price volatility. It is benchmarked by the Russell 2000 Index.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2009 and 2008

Small Cap Value Fund

The Vanguard Small Cap Index fund seeks to replicate the total return of the MSCI US Small Cap 1750 Index by investing in the stocks that make up the index. The MSCI US Small Cap 1750 Index consists of smaller U.S. companies.

Mid Cap Fund

The Vanguard Mid Cap Index fund seeks to replicate the total return of the Morgan Stanley Capital International ® US Mid Cap 450 Index by investing in the stocks that make up the index. The MSCI US Mid Cap 450 Index consists of medium-size U.S. companies.

International Equity Fund

The Vanguard Institutional Developed Markets Index Fund seeks to replicate the total return of the MSCI Europe, Australasia, Far East Index by investing in the institutional shares of two other Vanguard funds – the Vanguard European Stock Index Fund and Vanguard Pacific Stock Index Fund. These indexes include approximately 1,140 common stocks of companies located in Europe, Australia, Asia and the Far East.

Conservative Lifestyle

The fund invests in the following Future Fund investment options: Small Cap Growth, Small Cap Value, International Equity, Large Cap Growth, Core Equity, Growth & Income, Diversified Bond, and Investment Contracts. This fund has the following composite benchmarks: Russell 1000 Index, Barclays Capital Aggregate Bond Index, S&P 500 Index, 3-Year U.S. Treasury Index, Russell 2000 Index, and the MSCI EAFE Index.

Moderate Lifestyle

The fund invests in other Future Fund investment options as follows: Small Cap Growth, Small Cap Value, International Equity, Large Cap Growth, Core Equity, Growth & Income, Diversified Bond, and Investment Contracts. The composite benchmark has been determined as follows: Russell 1000 Index, Barclays Capital Aggregate Bond Index, S&P 500 Index, MSCI EAFE Index, Russell 2000 Index, and the 3-Year U.S. Treasury Index.

Aggressive Lifestyle

The fund invests in other Future Fund investment options as follows: Small Cap Growth, Small Cap Value, International Equity, Large Cap Growth, Core Equity, Growth & Income, and Diversified Bond. This fund has the following composite benchmarks: Russell 1000 Index, Barclays Capital Aggregate Bond Index, S&P 500 Index, MSCI EAFE Index, and the Russell 2000 Index.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2009 and 2008

CVS Caremark Common Stock Fund

CVS Caremark Common Stock Fund seeks long-term growth and dividend income by purchasing shares of CVS Caremark common stock.

Investment Contract Fund

This fund is managed by State Street Bank & Trust Co. Global Advisors and seeks to preserve capital while generating a steady rate of return higher than money market funds. The fund’s investments consists of Guaranteed Investment Contracts, U.S. Treasury bonds, other U.S. government-backed bonds, investment grade corporate bonds, money market instruments. This fund is benchmarked by the 3-Year U.S. Treasury Index.

Growth and Income Fund

This fund is managed by J&W Seligman, Mellon Capital Management and Barrow, Hanley, Mewhinney & Strauss. This blended fund seeks long-term growth of capital and dividend income through participation in the stock market. This fund invests primarily in the common stock of U.S.-based, well-established, medium- to large-sized companies. This blended fund is benchmarked by the Russell 1000 Value Index (“RVI”).

Large Cap Growth Fund

This fund seeks long-term growth of capital through participation in the stock market. Investment advisory services are provided by Columbus Circle. The fund invests primarily in the common stock of established large companies that are based in the United States and that represent industries expected to out-perform the stock market as a whole. This fund is benchmarked by the Russell 1000 Growth Index and the S&P 500.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2009 and 2008

Note 2 - Summary of Significant Accounting Policies

(a)	Basis of Presentation

The following table presents the net assets available for the 401(k) Plan and ESOP benefits separately, on an accrual basis, according to:

•	The accounts of employees with rights to allocated stock (Allocated); and

•	Stock not yet allocated to employees (Unallocated).

	December 31, 2009	December 31, 2008
		Allocated	Unallocated	Total
Assets:

Investments at fair value:
Common collective trust funds	$1,105,228,605	$588,581,980	$—	$588,581,980
Mutual funds	1,562,946,674	823,998,133	—	823,998,133
Common stock	1,339,854,087	629,619,451	—	629,619,451
Preference shares	—	476,628,404	1,330	476,629,734
Loans to participants	121,822,855	80,026,920	—	80,026,920

Total investments	4,129,852,221	2,598,854,888	1,330	2,598,856,218

Receivables:
Interest and dividends	2,227,286	763,602	1	763,603
Employer contributions	42,042,194	36,144,984	—	36,144,984
Employee contributions	22,525,321	13,646,403	—	13,646,403

Total receivables	66,794,801	50,554,989	1	50,554,990

Total assets, reflecting investments at fair value	4,196,647,022	2,649,409,877	1,331	2,649,411,208

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	75,476	(35,349,307)	—	(35,349,307)

Total assets, reflecting investments at fair value	4,196,722,498	2,614,060,570	1,331	2,614,061,901

Liabilities:
Accrued expenses and other liabilities	1,997,624	979,064	—	979,064

Total liabilities	1,997,624	979,064	—	979,064

Net assets available for benefits	$4,194,724,874	$2,613,081,506	$1,331	$2,613,082,837

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2009 and 2008

The following table presents the changes in net assets available for the 401(k) Plan and ESOP benefits separately, on an accrual basis, according to:

•	The accounts of employees with rights to allocated stock (Allocated); and

•	Stock not yet allocated to employees (Unallocated).

	December 31, 2009			December 31, 2008
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Investment activity:
Interest and dividend income	$89,110,408	$—	$89,110,408	$57,299,124	$14,033,574	$71,332,698
Transfer in of plan assets	730,042,061	—	730,042,061	—	—	—
Realized and unrealized gains (losses)	566,101,097	—	566,101,097	(912,798,842)	(22,022,796)	(934,821,638)
Transfer of ESOP appreciation	—	—	—	32,360,656	(32,360,656)	—

Total investment activity	1,385,253,566	—	1,385,253,566	(823,139,062)	(40,349,878)	(863,488,940)

Contributions:
Employer contributions	156,222,097	(1,331)	156,220,766	86,703,386	34,271,686	120,975,072
Employee contributions	252,807,011	—	252,807,011	221,207,792	—	221,207,792
Rollovers	10,456,819	—	10,456,819	15,700,176	—	15,700,176
Allocation of CVS Caremark Shares	—	—	—	22,272,076	(22,272,076)	—

Total contributions	419,485,927	(1,331)	419,484,596	345,883,430	11,999,610	357,883,040

Deductions:
Benefits paid to participants	212,424,650	—	212,424,650	161,512,303	—	161,512,303
Interest expense	—	—	—	—	3,791,400	3,791,400
Administrative expenses	10,671,475	—	10,671,475	5,559,791	—	5,559,791

Total deductions	223,096,125	—	223,096,125	167,072,094	3,791,400	170,863,494

Net increase (decrease) for the year	1,581,643,368	(1,331)	1,581,642,037	(644,327,726)	(32,141,668)	(676,469,394)

Net assets beginning of the year	2,613,081,506	1,331	2,613,082,837	3,257,409,232	32,142,999	3,289,552,231

Net assets end of the year	$4,194,724,874	$—	$4,194,724,874	$2,613,081,506	$1,331	$2,613,082,837

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2009 and 2008

(b)	Recently Adopted Accounting Pronouncements

In the third quarter of 2009, the Plan adopted the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) as the source of authoritative generally accepted accounting principles (“GAAP”) for nongovernmental entities. The ASC does not change GAAP but rather takes the numerous individual pronouncements that previously constituted GAAP and reorganized them into approximately 90 accounting topics, and displays all topics using a consistent structure. Citing particular content in the ASC involves specifying the unique numeric path to the content. The adoption of ASC did not have a material effect on the Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits.

In September 2006, the FASB issued ASC 820 Fair Value Measurements and Disclosures (“ASC 820”) (formerly Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. ASC 820 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements and is effective for fiscal years beginning after November 15, 2007. Effective January 1, 2008, the Plan adopted ASC 820 which did not have a material impact on the Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits. See Note 3 for information and related disclosures regarding fair value measurements

In April and September 2009, the FASB issued guidance which (i) provided additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, (ii) provided guidance on identifying circumstances that indicate a transaction is not orderly, (iii) permitted, as a practical expedient, entities to measure the fair value of certain investments based on the net asset value per share and (iv) expanded the required disclosures about fair value measurements. The adoption of the amendments to ASC 820 did not have material effect on the Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits.

(c)	Recent Accounting Pronouncement Not Yet Effective

In January 2010, the FASB issued guidance which expanded the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) expanded fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for annual reporting periods beginning after December 15, 2009 except for (ii) above which is effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact that this guidance will have on the Plan’s financial statements.

(d)	Investment Valuation

The value of the investments in the 401(k) portion of the Plan held at December 31, 2009 and 2008 is based on the fair value of the underlying funds. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. CVS Caremark common stock and common stock owned directly in the two separately managed funds are valued based upon quoted market prices. The participant loans are valued at their outstanding balances, which approximate fair value.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2009 and 2008

The fair value of the Plan’s common collective trust funds represent the value of the underlying investments.

The ESOP portion of the Plan invested its funds primarily in ESOP Preference Stock. The investment in ESOP Preference Stock was carried at the higher of the cash liquidation value of $53.45 or 4.628 times the market value of an equivalent share of CVS Caremark Common Stock. The market value of CVS Caremark Common Stock was $32.21 and $28.74 per share at December 31, 2009 and 2008, respectively. Effective February 24, 2009, the ESOP Preference Stock was retired and converted into CVS Caremark common stock.

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(e)	Benefits Paid

Distribution of benefits are recorded when paid.

(f)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(g)	Accrual Basis of Accounting

The Plan utilizes the accrual basis of accounting.

(h)	Purchase and Sale of Securities

Purchase and sales of securities are made on a trade-date basis.

(i)	Investment Income

Dividend and interest income is recorded when earned.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2009 and 2008

Note 3 - Fair Value Measurements

The Plan uses the three-level hierarchy for the recognition and disclosure of fair value measurements. The categorization of assets and liabilities within this hierarchy is based upon the lowest level of the input that is significant to the measurement of fair value. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy consist of the following:

•	Level 1 – Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

•

Level 2 – Inputs to the valuation methodology are quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active or inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument.

•

Level 3 – Inputs to the valuation methodology are unobservable inputs based upon management’s best estimate of inputs market participants could use in pricing the asset or liability at the measurement date, including assumptions about risk.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Common collective trust funds:

•	Cash equivalents within the common collective trust funds are valued at cost, which approximates fair value.

•

Guaranteed investment contracts within the common collective trust funds are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

•

The passively managed collective fund within the common collective trust funds is valued by tracking the performance of the Russell 1000 index. Holdings are adjusted when there is a change in the Russell 1000 index.

Mutual funds: Valued at the net asset value (‘NAV”) of shares held by the plan at year end reported on an active market.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Preference shares: Valued at the greater of $53.45 (the cash liquidation value as specified in the Plan document) or the market price of the Company’s common stock at the time of allocation multiplied by a factor of 4.628.

Participant loans: Valued at amortized cost, which approximates fair value.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2009 and 2008

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	As of December 31, 2009
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common collective trust funds	$—	$700,498,315	$404,730,290	$1,105,228,605
Mutual funds:
Small cap equity	120,552,933	—	—	120,552,933
Mid cap equity	49,176,344	—	—	49,176,344
Large cap equity	438,618,714	—	—	438,618,714
International	557,876,580	—	—	557,876,580
Bond	396,722,103	—	—	396,722,103

Total mutual funds	1,562,946,674	—	—	1,562,946,674

Common stock:
Small cap equity	547,515,428	—	—	547,515,428
Large cap equity	153,192,086	—	—	153,192,086
CVS Caremark Common Stock Fund	639,146,573	—	—	639,146,573

Total common stock	1,339,854,087	—	—	1,339,854,087

Participant loans	—	—	121,822,855	121,822,855

Total investments	$2,902,800,761	$700,498,315	$526,553,145	$4,129,852,221

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2009 and 2008

	As of December 31, 2008
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common collective trust funds	$—	$99,748,932	$488,833,048	$588,581,980
Mutual funds:
Small cap equity	54,891,183	—	—	54,891,183
Large cap equity	218,689,684	—	—	218,689,684
International	285,585,018	—	—	285,585,018
Bond	264,832,248	—	—	264,832,248

Total mutual funds	823,998,133	—	—	823,998,133

Common stock:
Small cap equity	102,175,648	—	—	102,175,648
Large cap equity	355,761,792	—	—	355,761,792
CVS Caremark Common Stock Fund	171,682,011	—	—	171,682,011

Total common stock	629,619,451	—	—	629,619,451

Preference shares	—	476,629,734	—	476,629,734
Participant loans	—	—	80,026,920	80,026,920

Total investments	$1,453,617,584	$576,378,666	$568,859,968	$2,598,856,218

Level 3 Gains and Losses

The tables below set forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009 and 2008.

	Level 3 Assets – Participant loans Year Ended December 31,
	2009	2008
Balance, beginning of year	$80,026,920	$70,490,989
Realized gains/(losses)	—	—
Unrealized gains/(losses) relating to instruments still held at the reporting date	—	—
Purchases, sales, issuances and settlements, net	41,795,935	9,535,931

Balance, end of year	$121,822,855	$80,026,920

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2009 and 2008

	Level 3 Assets – Common collective trust funds Year Ended December 31,
	2009	2008
Balance, beginning of year	$488,833,048	$380,521,059
Realized gains/(losses)	—	—
Unrealized gains/(losses) relating to instruments still held at the reporting date	(11,603,899)	26,353,003
Purchases, sales, issuances and settlements, net	(72,498,859)	81,958,986

Balance, end of year	$404,730,290	$488,833,048

Note 4 - Loans to Participants

Participants may obtain bona fide loans from the Plan, utilizing funds accumulated in their accounts. The minimum amount, which may be borrowed, is $1,000. Participants can borrow up to 50% of their vested account balance but not more than $50,000 less their highest outstanding loan balance during the previous twelve months. The loans are repaid to the Plan through after-tax payroll deductions. The term of the loan is selected at the discretion of the participant, but may not exceed five years for a general loan and twenty-five years for a home purchase loan. Interest on loans is equal to the Prime rate as of the prior month end plus 1%.

Note 5 - Investment Policy

At December 31, 2009 and 2008, most of the Plan’s 401(k) related assets were allocated among the investment options discussed in Note 1(j) based on Employees’ elections. The investment options are recommended by independent investment managers and approved by the Benefit Plans Investment Sub-Committee. Employee contributions that are waiting processing are temporarily invested in common collective trust funds. These common collective trust funds are also used to account for and administer participants’ loans. The loan repayments and interest earned are allocated to each of the investment funds based upon the participants’ contribution election percentages.

During 2009 and 2008, the Plan’s investments, including investments purchased, sold as well as held during the year appreciated (depreciated) in fair value as follows:

Asset Category	2009	2008
Common Collective Trust Funds	$116,793	$(2,887,573)
Mutual Funds *	339,988,884	(274,875,685)
Common Stock	186,602,089	(470,364,128)
Preference Shares	39,393,331	(186,694,252)

	$566,101,097	$(934,821,638)

*	The Mutual Funds category includes the Conservative Lifestyle fund, the Moderate Lifestyle fund and the Aggressive Lifestyle fund.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2009 and 2008

Note 6 - Plan Termination and Related Commitments

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Company terminates the Plan, all participants in the Plan become fully vested.

Note 7 - Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated June 17, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Note 8 - Transactions with Parties-In-Interest

Certain plan investments are investment funds managed by The Bank of New York Mellon. The Bank of New York Mellon is the Trustee as defined by the Plan, and therefore these transactions qualify as party-in-interest transactions.

Note 9 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008:

	2009	2008
Net Assets Available for Benefits per the Financial Statements	$4,194,724,874	$2,613,082,837
Employer contributions receivable	(149,811)	(610,923)
Adjustment from Fair Value to Contract Value for Fully Benefit Responsive Investment Contracts	(75,476)	35,349,307

Net Assets Available for Benefits per the Form 5500	$4,194,499,587	$2,647,821,221

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2009 and 2008

Note 10 - Investment Valuation

The following table presents the total investments of the Plan by investment type, at fair value that represent 5% or more of the fair value of the Plan’s assets.

	2009	2008
Institutional Vanguard Index Fund	$438,618,714	$218,689,684
PIMCO Total Return Institutional Fund	396,722,103	264,832,248
Templeton Foreign Equity Series-Primary Shares Fund	263,934,817	192,404,790
CVS Caremark Corporation Common Stock Fund	646,867,418	173,747,956
State Street Stable Fixed Income Fund for Employee Benefit Trusts	678,381,033	517,203,146
Merrill Lynch Retirement Preservation Trust Collective Fund	328,873,368	—
Allocated CVS Caremark Corporation Series One ESOP Convertible Stock	—	476,628,404

Supplemental Schedules

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN: 05-0494040

Schedule H, Line 4a—Schedule of Delinquent Participant Contributions

December 31, 2009

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions

Check here If Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$ 52,395		$52,395(1)

(1)	Represents delinquent participant contributions and loan repayments from various 2009 pay periods.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN: 05-0494040

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2009

Fund	Par value/ number of shares	Identity of issue	Description	Cost	Fair value
International Equity Fund	13,675,379	Templeton Foreign Equity Series-Primary Shares Fund	Mutual Fund	$288,091,057	$263,934,817
Core Equity Fund	4,301,027	Institutional Vanguard Index Fund	Mutual Fund	417,974,961	438,618,714
Small Cap Growth Fund	1,688,160	Vanguard Explorer Fund	Mutual Fund	92,899,714	89,978,903
Small Cap Blend Fund	1,111,783	Vanguard Small Cap Index Fund	Mutual Fund	23,141,521	30,574,029
Mid Cap Blend Fund	2,998,558	Vanguard Mid Cap Index Fund	Mutual Fund	35,852,660	49,176,344
Large Foreign Blend Fund	14,226,398	Vanguard Institutional Developed Markets Index Fund	Mutual Fund	106,694,353	134,581,728
Diversified Bond Fund	36,733,528	PIMCO Total Return Institutional Class Fund	Mutual Fund	384,154,447	396,722,103
Global Equity Fund	6,220,142	American Funds-New Perspective	Mutual Fund	157,963,422	159,360,036
Investment Contract Fund	654,635,624	State Street Stable Fixed Income Fund For Employee Benefit Trusts	Common Collective Trust Fund	654,635,624	678,381,033
CVS Caremark Common Stock Fund	19,843,110	* CVS Caremark Common Stock	CVS Caremark Corporation Common Stock	574,277,353	639,146,573
	7,720,845	* The Bank of New York Mellon	Common Collective Trust Fund	7,720,845	7,720,845

		CVS Caremark Common Stock Fund Subtotal			646,867,418

Merrill Lynch Retirement Preservation Trust	—	Cash	Cash	71,332	71,332
	352,622,921	Merrill Lynch Retirement Preservation Trust Collective Fund	Common Collective Trust Fund	352,622,921	328,802,036

		Merrill Lynch Retirement Preservation Trust Collective Fund Subtotal			328,873,368

	754,223	* The Bank of New York Mellon	Common Collective Trust Fund	754,223	754,223
Loans to participants	—	* Loans to participants	Prime plus 1% at loan request date	—	121,822,855

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN: 05-0494040

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) (Continued)

December 31, 2009

Fund	Par value/ number of shares	Identity of issue	Description	Cost	Fair value
Small Cap Value Fund		Columbia Small Cap Fund	Separately Managed Fund
	71,406	AAR CORP	Common Stock	$1,150,434	$1,640,910
	77,030	ADC TELECOMMUNICATIONS INC	Common Stock	671,747	478,356
	52,218	ATMI INC COM	Common Stock	1,109,520	972,299
	43,179	ABINGTON BANCORP INC PENN COM	Common Stock	420,915	297,503
	36,743	ACADIA RLTY TR COM	Common Stock	771,160	619,854
	39,344	ADTRAN INC	Common Stock	845,801	887,207
	28,501	AIR METHODS CORP NEW	Common Stock	778,308	958,204
	60,084	ALBANY INTL CORP CL A	Common Stock	1,035,501	1,349,487
	29,868	AMERICAN CAMPUS CMNTYS INC	Common Stock	786,106	839,291
	14,700	AMERICAN SCIENCE & ENGR INC	Common Stock	924,600	1,114,848
	27,991	AMERICAN STS WTR CO COM	Common Stock	999,073	991,161
	35,935	ANALOGIC CORP COM PAR $0.05	Common Stock	1,666,854	1,383,857
	183,435	ANALYSTS INTL CORP	Common Stock	291,662	122,901
	29,500	ARBITRON INC COM	Common Stock	644,023	690,890
	54,898	ARGON ST INC	Common Stock	1,161,342	1,192,385
	22,888	ARKANSAS BEST CORP DEL	Common Stock	705,319	673,594
	26,387	ATLAS AIR WORLDWIDE HLDGS INC	Common Stock	685,601	982,916
	32,272	AVID TECHNOLOGY INC COM	Common Stock	531,143	411,791
	76,047	BTU INTL INC	Common Stock	670,078	482,898
	15,896	BALDOR ELEC CO	Common Stock	437,531	446,519
	36,600	BELDEN INC	Common Stock	855,412	802,272
	214,870	BENCHMARK ELECTRS INC	Common Stock	2,993,632	4,063,192
	37,559	BIOMARIN PHARMACEUTICAL COM	Common Stock	821,190	706,485
	11,418	BOSTON PRIVATE FINL HLDGS INC	Common Stock	82,645	65,882
	50,788	BOTTOMLINE TECHNOLOGIES DEL	Common Stock	466,276	892,345
	26,831	BUCKLE INC COM	Common Stock	721,641	785,612
	49,713	CEC ENTMT INC COM	Common Stock	1,552,692	1,586,839
	21,027	CALIFORNIA WTR SVC GROUP COM	Common Stock	782,284	774,214
	56,753	CALLAWAY GOLF CO COM	Common Stock	566,000	427,918
	106,156	CAMBREX CORP COM	Common Stock	730,330	592,350
	52,667	CASEYS GEN STORES INC	Common Stock	1,265,183	1,681,131
	29,100	CASH AMERICA INTERNATIONAL INC	Common Stock	904,842	1,017,336
	70,730	CENTERSTATE BANKS INC	Common Stock	465,438	713,666
	16,817	CENTRAL GARDEN & PET CO COM	Common Stock	82,370	179,942
	18,834	CENTRAL GARDEN & PET CO CL A	Common Stock	85,046	187,210
	110,108	CIRRUS LOGIC INC COM	Common Stock	579,986	750,937

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN: 05-0494040

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) (Continued)

December 31, 2009

Fund	Par value/ number of shares	Identity of issue	Description	Cost	Fair value
Small Cap Value Fund		Columbia Small Cap Fund	Separately Managed Fund
	65,593	COLLECTIVE BRANDS INC COM	Common Stock	$798,804	$1,493,553
	171,794	COMPUTER TASK GROUP INC COM	Common Stock	1,086,787	1,376,070
	3,020	COMSYS IT PARTNERS INC	Common Stock	27,168	26,848
	118,900	CONSECO INC	Common Stock	579,208	594,500
	36,406	CONSOLIDATED GRAPHICS INC	Common Stock	830,060	1,274,938
	40,717	COOPER COS INC COM NEW	Common Stock	1,151,022	1,552,132
	52,024	COOPER TIRE & RUBR CO	Common Stock	443,805	1,043,081
	30,549	CORN PRODS INTL INC COM	Common Stock	1,320,952	892,947
	17,500	DELPHI FINL GROUP INC CL A COM	Common Stock	452,310	391,475
	63,136	DIAMOND ROCK HOSPITALITY CO	Common Stock	539,384	534,762
	24,700	DIGITAL RIV INC COM	Common Stock	662,099	666,653
	47,649	DIME CMNTY BANCORP INC COM	Common Stock	690,319	558,446
	54,340	DORMAN PRODS INC COM	Common Stock	612,086	850,964
	50,400	DUPONT FABROS TECHNOLOGY INC	Common Stock	587,545	906,696
	19,400	EMS TECHNOLOGIES INC COM	Common Stock	399,506	281,300
	35,913	EXCO RES INC COM	Common Stock	857,918	762,433
	153,060	EARTHLINK INC COM	Common Stock	1,310,452	1,271,929
	23,790	EHEALTH INC COM	Common Stock	390,342	390,870
	71,108	EMCOR GROUP INC COM	Common Stock	2,004,216	1,912,805
	933	ENCORE BANCSHARES INC COM	Common Stock	14,910	7,417
	98,477	EPICOR SOFTWARE CORP COM	Common Stock	625,893	750,395
	110,616	EXAR CORP COM	Common Stock	842,416	786,480
	24,738	FTI CONSULTING INC COM	Common Stock	1,481,073	1,166,644
	124,363	FAIRCHILD SEMICONDUCTOR INTL	Common Stock	1,259,389	1,242,386
	77,310	FARO TECHNOLOGY INC	Common Stock	1,577,252	1,657,526
	68,008	FIRST MERCURY FINL CORP COM	Common Stock	1,025,149	932,390
	46,341	FIRST NIAGARA FINL GROUP INC	Common Stock	632,146	644,603
	66,852	FIRST POTOMAC RLTY TR	Common Stock	930,325	840,330
	140,967	FLANDERS CORP	Common Stock	874,314	628,713
	41,500	FOOT LOCKER INC COM	Common Stock	404,895	462,310
	75,606	FULLER H B CO COM	Common Stock	1,699,353	1,720,037
	37,500	GALLAGHER ARTHUR J & CO	Common Stock	645,943	844,125
	62,308	GENERAL COMMUNICATION INC CL A	Common Stock	493,130	397,525
	58,018	GLATFELTER	Common Stock	780,678	704,919
	46,000	GLOBAL DEFENSE TECHNOLOGY &	Common Stock	599,380	757,160
	79,544	GLOBECOMM SYS INC COM	Common Stock	626,007	622,034
	58,744	GRAFTECH INTERNATIONAL LTD	Common Stock	1,125,625	913,469

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN: 05-0494040

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) (Continued)

December 31, 2009

Fund	Par value/ number of shares	Identity of issue	Description	Cost	Fair value
Small Cap Value Fund		Columbia Small Cap Fund	Separately Managed Fund
	27,797	GREATBATCH INC COM	Common Stock	$564,606	$534,536
	24,554	GREIF INC CL A COM	Common Stock	1,376,059	1,325,425
	29,351	GULFMARK OFFSHORE INC COM	Common Stock	1,165,797	830,927
	19,951	HANCOCK HLDG CO	Common Stock	708,261	873,654
	25,435	HI-TECH PHARMACAL INC	Common Stock	273,373	713,452
	76,433	HORACE MANN EDUCATORS CORP NEW	Common Stock	935,226	955,413
	34,600	HOT TOPIC INC	Common Stock	218,719	220,056
	136,041	HYPERCOM CORP COM	Common Stock	506,694	431,250
	52,225	IGO INC COM	Common Stock	60,059	64,237
	14,357	IBERIABANK CORP COM	Common Stock	559,923	772,550
	70,846	IMATION CORP COM	Common Stock	1,139,188	617,777
	114,393	INFOGROUP INC COM	Common Stock	563,362	917,432
	104,380	INTEGRAL SYS INC MD	Common Stock	1,395,675	903,931
	76,832	INVACARE CORP	Common Stock	1,729,650	1,916,190
	47,100	INVESTMENT TECH GRP COM NEW	Common Stock	858,809	927,870
	47,321	IXYS CORP DEL COM	Common Stock	553,673	351,122
	15,633	JARDEN CORP	Common Stock	351,871	483,216
	53,578	JEFFERSON BANCSHARES INC TENN	Common Stock	449,985	240,565
	31,882	KAMAN CORP COMMON	Common Stock	745,105	736,155
	41,580	KANSAS CITY SOUTHERN COM NEW	Common Stock	1,554,742	1,384,198
	60,196	KEITHLEY INSTRS INC COM	Common Stock	515,127	279,911
	40,996	KEY TECHNOLOGY INC	Common Stock	1,113,372	478,013
	137,967	KFORCE INC COM	Common Stock	1,302,295	1,724,588
	26,696	LMI AEORSPACE INC COM	Common Stock	452,840	355,057
	149,360	LSI INDS INC OHIO COM	Common Stock	1,166,850	1,176,957
	29,100	LA BARGE INC	Common Stock	301,361	350,655
	40,863	LADISH INC COM NEW	Common Stock	793,396	616,214
	127,131	LAWSON SOFTWARE INC NEW COM	Common Stock	966,328	845,421
	29,752	LECROY CORP COM	Common Stock	241,302	108,595
	31,303	LIFEPOINT HOSPS INC COM	Common Stock	861,334	1,017,661
	42,918	MPS GROUP INC	Common Stock	461,997	589,693
	14,300	MACK CALI RLTY CORP COM	Common Stock	329,707	494,351
	37,274	MAGELLAN HEALTH SVCS INC	Common Stock	1,357,021	1,518,170
	39,932	MASTEC INC	Common Stock	515,950	499,150
	51,955	MCGRATH RENT CORP	Common Stock	1,284,074	1,161,714
	110,426	MENTOR GRAPHICS CORP COM	Common Stock	1,231,547	975,062
	44,718	MILLER INDS INC TENN COM NEW	Common Stock	369,088	507,549

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN: 05-0494040

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) (Continued)

December 31, 2009

Fund	Par value/ number of shares	Identity of issue	Description	Cost	Fair value
Small Cap Value Fund		Columbia Small Cap Fund	Separately Managed Fund
	15,570	MONRO MUFFLER BRAKE INC	Common Stock	$296,820	$520,661
	43,099	MOOG INC CL A	Common Stock	1,766,841	1,259,784
	49,869	MORGANS HOTEL GROUP CO COM	Common Stock	653,696	225,907
	64,800	NCI BLDG SYS INC COM	Common Stock	2,154,507	117,288
	19,398	NYMAGIC INC	Common Stock	368,791	321,813
	50,891	NATIONAL INTST CORP	Common Stock	944,455	863,111
	46,692	NAVIGANT CONSULTING INC COM	Common Stock	741,404	693,843
	26,041	NEW JERSEY RES CORP	Common Stock	878,368	973,933
	47,911	NEWALLIANCE BANCSHARES INC	Common Stock	609,377	575,411
	101,370	NEWPARK RES INC PAR $0.01 NEW	Common Stock	686,495	428,795
	67,044	NEWPORT CORP COM	Common Stock	640,978	616,134
	40,534	NOBEL LEARNING CMNTYS INC	Common Stock	625,732	307,653
	35,272	NORTHWEST PIPE CO COM	Common Stock	1,533,122	947,406
	50,443	O CHARLEYS INC	Common Stock	513,071	330,402
	104,569	OBAGI MED PRODS INC COM	Common Stock	933,802	1,254,828
	10,930	OCEANEERING INTL INC COM	Common Stock	595,449	639,624
	176,544	ON SEMICONDUCTOR CORP COM	Common Stock	1,416,362	1,555,353
	97,881	ORIENTAL FINL GROUP INC COM	Common Stock	1,019,067	1,057,115
	21,548	OWENS & MINOR INC NEW	Common Stock	911,094	925,056
	41,160	PSS WORLD MED INC	Common Stock	647,369	928,981
	41,462	PACER INTL INC TENN	Common Stock	875,000	131,020
	39,484	PANTRY INC	Common Stock	633,403	536,588
	22,300	PENSKE AUTOMOTIVE GROUP INC	Common Stock	294,813	338,514
	132,559	PERFORMANCE TECHNOLOGIES INC	Common Stock	612,423	369,840
	72,703	PERICOM SEMICONDUCTOR CORP	Common Stock	880,298	838,266
	63,904	PLATO LEARNING INC COM	Common Stock	121,495	278,621
	56,603	PLEXUS CORP	Common Stock	1,403,055	1,613,186
	21,100	POWELL INDS INC COM	Common Stock	686,008	665,283
	96,613	PRESSTEK INC COM	Common Stock	473,867	205,786
	145,867	PROGRESS SOFTWARE CORP	Common Stock	3,157,512	4,260,775
	79,986	PROVIDENCE SVC CORP	Common Stock	821,636	1,263,779
	54,955	PSYCHIATRIC SOLUTIONS INC	Common Stock	1,284,469	1,161,749
	43,232	QC HOLDINGS INC	Common Stock	371,547	207,946
	72,453	RC2 CORP	Common Stock	936,450	1,068,682
	70,438	RENT A CTR INC NEW COM	Common Stock	1,452,202	1,248,161
	185,286	RES CARE INC COM	Common Stock	3,298,921	2,075,203

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN: 05-0494040

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) (Continued)

December 31, 2009

Fund	Par value/ number of shares	Identity of issue	Description	Cost	Fair value
Small Cap Value Fund		Columbia Small Cap Fund	Separately Managed Fund
	57,387	RIMAGE CORP	Common Stock	$851,653	$995,091
	25,051	ROCKY BRANDS INC COM	Common Stock	128,109	187,883
	15,400	ROGERS CORP	Common Stock	324,657	466,774
	29,320	RUSH ENTERPRISES INC CL A	Common Stock	316,651	348,615
	39,024	RUSH ENTERPRISES INC CL B	Common Stock	403,215	409,752
	27,583	SCBT FINL CORP	Common Stock	619,007	763,773
	99,824	S1 CORP COM	Common Stock	746,776	650,852
	36,851	STEC INC COM	Common Stock	417,892	602,145
	25,374	SCHOLASTIC CORP COM	Common Stock	611,304	756,906
	306,480	SELECTICA INC DEL COM	Common Stock	174,694	70,797
	85,701	SENSIENT TECHNOLOGIES CORP COM	Common Stock	2,369,647	2,253,936
	19,750	SIMMONS 1ST NATL CORP CLA $5	Common Stock	487,030	549,050
	46,256	SONIC SOLUTIONS	Common Stock	238,218	547,208
	26,797	SOUTH JERSEY IND	Common Stock	980,303	1,023,109
	106,243	SPARTECH CORP NEW	Common Stock	969,192	1,090,053
	100,455	SPHERION CORP COM	Common Stock	454,794	564,557
	252,633	STAAR SURGICAL CO NEW PAR	Common Stock	809,245	785,689
	68,547	STAGE STORES INC COM NEW	Common Stock	954,373	847,241
	28,646	STARTEK INC COM	Common Stock	162,910	214,272
	44,171	STATE AUTO FINL CORP	Common Stock	1,117,123	817,164
	43,136	STEINWAY MUSICAL INSTRS INC	Common Stock	1,031,679	686,294
	26,144	STERLING CONSTR INC	Common Stock	532,224	501,442
	30,138	SUPERIOR WELL SVCS INC	Common Stock	667,234	429,768
	24,620	SYBASE INC COM	Common Stock	784,455	1,068,508
	74,617	SYMMETRY MEDICAL INC	Common Stock	981,668	601,413
	43,699	TNS INC	Common Stock	789,042	1,122,627
	46,375	TAYLOR CAP GROUP INC	Common Stock	307,526	528,211
	92,037	TECHNITROL INC	Common Stock	956,963	403,122
	28,959	TENNANT CO	Common Stock	688,895	758,436
	133,319	TETRA TECHNOLOGIES INC DEL COM	Common Stock	1,736,192	1,477,175
	20,363	THORATEC CORP COM NEW	Common Stock	390,892	548,172
	39,400	TITAN MACHY INC COM	Common Stock	446,363	454,676
	68,921	U S PHYSICAL THERAPY INC	Common Stock	856,847	1,166,833
	50,116	ULTRATECH INC COM	Common Stock	700,347	744,724
	43,994	UNIFIRST CORP	Common Stock	1,800,291	2,116,552
	33,600	UNION BANKSHARES CORP	Common Stock	449,749	416,304
	16,916	VALEANT PHARMACEUTICALS INTL	Common Stock	289,000	537,760

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN: 05-0494040

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) (Continued)

December 31, 2009

Fund	Par value/ number of shares	Identity of issue	Description	Cost	Fair value
Small Cap Value Fund		Columbia Small Cap Fund	Separately Managed Fund
	17,543	WADDELL & REED FINL INC CL A	Common Stock	$545,890	$535,763
	38,230	WEBSTER FINL CORP WATERBURY CT	Common Stock	686,509	453,790
	37,866	WERNER ENTERPRISES INC COM	Common Stock	735,922	749,368
	20,712	WEST PHARMACEUTICAL SVCS INC	Common Stock	872,284	811,910
	19,200	WILEY JOHN & SONS INC CL A	Common Stock	667,809	804,096
	4,595,662	* BANK OF NEW YORK MELLON	Common Collective Trust Fund	4,595,662	4,595,662

		Small Cap Value Fund Subtotal			$157,787,754

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN: 05-0494040

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) (Continued)

December 31, 2009

Fund	Par value/ number of Shares	Identity of issue	Description	Cost	Fair Value
Growth & Income Fund		J&W Seligman, Barrow, Hanley, Mewhinney & Strauss, and Mellon Capital Management Growth & Income Fund	Separately Managed Fund
	520,000	AES CORP COM	Common Stock	$4,375,657	$6,921,200
	200,000	ALTRIA GROUP INC	Common Stock	3,190,234	3,926,000
	375,000	BANK OF AMERICA CORP	Common Stock	6,943,056	5,647,500
	75,000	BAXTER INTL INC COM	Common Stock	2,487,189	4,401,000
	212,500	BRISTOL MYERS SQUIBB CO COM	Common Stock	4,799,813	5,365,625
	110,000	CSX CORP COM	Common Stock	2,549,743	5,333,900
	90,000	CATERPILLAR INC	Common Stock	2,873,051	5,129,100
	47,500	CHEVRON CORPORATION COM	Common Stock	1,942,679	3,657,025
	65,000	COSTCO WHSL CORP NEW COM	Common Stock	2,610,071	3,846,050
	152,500	DU PONT E I DE NEMOURS & CO	Common Stock	5,282,395	5,134,675
	240,000	GAP INC COM	Common Stock	4,527,714	5,028,000
	73,000	GENERAL DYNAMICS CORP COM	Common Stock	3,111,286	4,976,410
	115,000	HONEYWELL INTL INC COM	Common Stock	3,220,324	4,508,000
	125,000	HUMANA INC COM	Common Stock	4,933,284	5,486,250
	120,000	JPMORGAN CHASE & CO COM	Common Stock	4,172,349	5,000,400
	160,000	JUNIPER NETWORKS INC COM	Common Stock	3,217,421	4,267,200
	190,000	LOWES COS INC COM	Common Stock	4,472,834	4,444,100
	125,000	MARATHON OIL CORP	Common Stock	4,653,909	3,902,500
	120,000	METLIFE INC COM	Common Stock	5,484,864	4,242,000
	125,000	MORGAN STANLEY	Common Stock	5,991,897	3,700,000
	120,000	NORDSTROM INC WASH COM	Common Stock	3,970,577	4,509,600
	160,000	JC PENNEY CO INC COM	Common Stock	3,894,502	4,257,600
	87,500	PHILIP MORRIS INTL INC COM	Common Stock	2,834,819	4,216,625
	40,000	PRAXAIR INC COM	Common Stock	1,779,176	3,212,400
	120,000	PRUDENTIAL FINL INC	Common Stock	3,661,170	5,971,200
	57,000	SHERWIN WILLIAMS CO COM	Common Stock	3,214,394	3,514,050
	85,000	TRAVELERS COS INC COM	Common Stock	3,024,658	4,238,100
	450,000	TYSON FOODS INC CL A	Common Stock	5,620,105	5,521,500
	220,000	US BANCORP DEL COM NEW	Common Stock	4,917,956	4,952,200
	75,000	UNION PAC CORP COM	Common Stock	2,764,710	4,792,500
	72,500	UNITED TECHNOLOGIES CORP COM	Common Stock	2,486,581	5,032,225
	260,000	UNUM GROUP	Common Stock	4,911,594	5,075,200
	210,000	VALERO ENERGY CORP COM NEW	Common Stock	5,093,552	3,517,500
	60,000	WAL MART STORES INC COM	Common Stock	3,029,846	3,207,000
	260,000	WILLIAMS COS INC COM	Common Stock	4,464,578	5,480,800

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN: 05-0494040

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) (Continued)

December 31, 2009

Fund	Par value/ Number of shares	Identity of issue	Description	Cost	Fair Value
Growth & Income Fund		J&W Seligman, Barrow, Hanley, Mewhinney & Strauss, and Mellon Capital Management Growth & Income Fund	Separately Managed Fund
	25,300	AXIS CAPITAL HLDGS LTD SHS	Common Stock	$655,163	$718,773
	38,700	NOKIA CORP SPON ADR SER A COM	Common Stock	566,337	497,295
	19,400	ROYAL CARIBBEAN CRUISES LTD	Common Stock	224,811	490,432
	36,200	CARNIVAL CORP PAIRED CTF 1 COM	Common Stock	885,730	1,147,178
	31,400	WILLIS GROUP HOLDINGS LTD SHS	Common Stock	800,756	828,332
	20,400	BP PLC SPONSORED ADR	Common Stock	946,871	1,182,588
	12,800	DIAGEO PLC SPONSORED ADR NEW	Common Stock	725,212	888,448
	35,500	AT & T INC COM	Common Stock	953,222	995,065
	13,700	ADVANCED AUTO PTS INC	Common Stock	437,719	554,576
	37,300	ALCOA INC COM	Common Stock	313,833	601,276
	13,400	ALLIANCE DATA SYS CORP COM	Common Stock	538,660	865,506
	32,100	ALTRIA GROUP INC	Common Stock	576,920	630,123
	28,600	AMERICAN EXPRESS CO COM	Common Stock	713,619	1,158,872
	12,500	AMERIPRISE FINL INC	Common Stock	466,598	485,250
	51,900	ANNALY CAPITAL MANAGEMENT INC	Common Stock	695,147	900,465
	71,200	APPLIED MATLS INC COM	Common Stock	863,623	992,528
	8,300	AVERY DENNISON CORP COM	Common Stock	266,698	302,867
	51,500	BANK OF AMERICA CORP	Common Stock	882,006	775,590
	13,400	BAXTER INTL INC COM	Common Stock	771,738	786,312
	51,400	BRISTOL MYERS SQUIBB CO COM	Common Stock	1,076,271	1,297,850
	22,700	CIGNA CORP COM	Common Stock	428,048	800,629
	31,300	CVS CAREMARK CORP	Common Stock	938,034	1,008,173
	59,700	CAPITAL ONE FINL CORP	Common Stock	1,400,974	2,288,898
	19,300	CARDINAL HEALTH INC COM	Common Stock	480,387	622,232
	3,800	CAREFUSION CORP	Common Stock	67,996	95,038
	48,900	CENTERPOINT ENERGY INC	Common Stock	570,850	709,539
	10,900	CHEVRON CORPORATION COM	Common Stock	787,676	839,191
	12,500	CHUBB CORP COM	Common Stock	585,462	614,750
	16,800	COMPUTER SCIENCES CORP COM	Common Stock	543,484	966,504
	12,700	CONOCOPHILLIPS	Common Stock	662,473	648,589
	40,400	COVENTRY HEALTH CARE INC COM	Common Stock	623,814	981,316
	25,900	DOMINION RES INC VA NEW COM	Common Stock	888,452	1,008,028
	14,200	DU PONT E I DE NEMOURS & CO	Common Stock	413,968	478,114
	27,700	DUKE ENERGY CORP NEW COM	Common Stock	422,944	476,717
	15,300	EATON CORP	Common Stock	707,215	973,386

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN: 05-0494040

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) (Continued)

December 31, 2009

Fund	Par value/ number of shares	Identity of issue	Description	Cost	Fair Value
Growth & Income Fund		J&W Seligman, Barrow, Hanley, Mewhinney & Strauss, and Mellon Capital Management Growth & Income Fund	Separately Managed Fund
	51,300	EL PASO CORP COM	Common Stock	$457,582	$504,279
	20,900	EMERSON ELEC CO COM	Common Stock	689,745	890,340
	11,900	ENTERGY CORP NEW COM	Common Stock	905,326	973,896
	21,900	FAMILY DLR STORES INC	Common Stock	592,458	609,477
	55,300	FIDELITY NATL FINANCIAL INC	Common Stock	806,626	744,338
	64,200	FIFTH THIRD BANCORP	Common Stock	638,142	625,950
	23,800	GAMESTOP CORP NEW	Common Stock	605,830	522,172
	37,100	GENERAL ELEC CO COM	Common Stock	547,654	561,323
	15,500	GOODRICH CORP	Common Stock	586,791	995,875
	33,700	HANESBRANDS INC COM	Common Stock	472,715	812,507
	22,500	HEWLETT PACKARD CO COM	Common Stock	785,260	1,158,975
	27,500	HOME DEPOT INC COM	Common Stock	655,935	795,575
	23,500	HONEYWELL INTL INC COM	Common Stock	720,892	921,200
	15,000	ITT CORP	Common Stock	655,657	746,100
	29,100	ILLINOIS TOOL WKS INC COM	Common Stock	959,713	1,396,509
	38,700	INTEL CORP	Common Stock	526,730	789,480
	11,700	IBM CORP COM	Common Stock	1,118,370	1,531,530
	50,600	INTERNATIONAL GAME TECHNOLOGY	Common Stock	631,352	949,762
	34,600	JPMORGAN CHASE & CO COM	Common Stock	1,251,135	1,441,782
	17,100	JOHNSON & JOHNSON COM	Common Stock	1,003,832	1,101,411
	22,000	L-3 COMMUNICATIONS HLDGS INC	Common Stock	1,696,532	1,912,900
	7,300	LORILLARD INC COM	Common Stock	447,756	585,679
	35,700	MDU RESOURCES GROUP INC	Common Stock	646,013	842,520
	30,900	MARATHON OIL CORP	Common Stock	907,553	964,698
	12,000	MEDTRONIC INC COM	Common Stock	364,774	527,760
	35,600	MICROSOFT CORP COM	Common Stock	686,576	1,085,444
	30,500	MICROCHIP TECHNOLOGY INC COM	Common Stock	628,591	886,330
	24,400	MURPHY OIL CORP COM	Common Stock	1,194,972	1,322,480
	50,500	NEW YORK CMNTY BANCORP INC	Common Stock	626,925	732,755
	17,400	OCCIDENTAL PETE CORP COM	Common Stock	952,696	1,415,490
	32,600	OMNICARE INC COM	Common Stock	836,541	788,268
	37,200	PNC FINANCIAL SERVICES GROUP	Common Stock	1,620,694	1,963,788
	71,022	PFIZER INC	Common Stock	1,168,674	1,291,890
	28,600	PHILIP MORRIS INTL INC COM	Common Stock	1,252,619	1,378,234
	18,500	PINNACLE WEST CAP CORP COM	Common Stock	543,569	676,730
	13,000	QUEST DIAGNOSTICS INC COM	Common Stock	605,350	784,940

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN: 05-0494040

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) (Continued)

December 31, 2009

Fund	Par value/ number of shares	Identity of issue	Description	Cost	Fair Value
Growth & Income Fund		J&W Seligman, Barrow, Hanley, Mewhinney & Strauss, and Mellon Capital Management Growth & Income Fund	Separately Managed Fund
	25,500	RAYTHEON CO COM NEW	Common Stock	$1,148,470	$1,313,760
	11,600	REYNOLDS AMERN INC	Common Stock	520,774	614,452
	15,300	RYDER SYS INC COM	Common Stock	558,111	629,901
	129,900	SLM CORP	Common Stock	1,149,421	1,463,973
	8,100	SPX CORP	Common Stock	447,873	443,070
	32,300	SERVICE CORP INTL COM	Common Stock	202,469	264,537
	46,600	SPECTRA ENERGY CORP COM	Common Stock	790,484	955,766
	48,300	STANLEY WKS	Common Stock	1,680,610	2,487,933
	39,400	SUNTRUST BKS INC	Common Stock	851,448	799,426
	24,100	SYSCO CORP COM	Common Stock	615,528	673,354
	20,700	TEXAS INSTRS INC COM	Common Stock	367,106	539,442
	23,900	TRAVELERS COS INC COM	Common Stock	958,315	1,191,654
	41,000	UNITEDHEALTH GROUP INC COM	Common Stock	956,738	1,249,680
	22,700	VERIZON COMMUNICATIONS COM	Common Stock	695,553	752,051
	26,400	WELLPOINT INC	Common Stock	1,026,245	1,538,856
	41,700	WELLS FARGO & CO NEW COM	Common Stock	1,097,762	1,125,483
	43,700	XCEL ENERGY INC	Common Stock	779,170	927,314
	717,270	Mellon Capital Management Large Cap Value Stock Fund	Common Collective Trust Fund	64,975,709	80,514,956
	889,560	* BANK OF NEW YORK MELLON	Common Collective Trust Fund	889,560	889,560

		Growth & Income Fund Subtotal			$324,633,420

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN: 05-0494040

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) (Continued)

December 31, 2009

Fund	Par value/ number of shares	Identity of issue	Description	Cost	Fair value
Large Cap Growth Fund		Columbus Circle Core Equity Fund	Separately Managed Fund
	440,000	MARVELL TECHNOLOGY GROUP LTD	Common Stock	$4,456,579	$9,130,000
	24,000	POTASH CORP SASK INC COM	Common Stock	2,853,641	2,604,000
	81,000	AMAZON.COM INC COM	Common Stock	5,645,416	10,896,120
	171,000	AMERICAN EXPRESS CO COM	Common Stock	6,685,131	6,928,920
	99,000	AMGEN INC	Common Stock	5,949,045	5,600,430
	137,181	AMPHENOL CORP NEW CL A	Common Stock	4,509,273	6,335,019
	50,000	APOLLO GROUP INC CL A	Common Stock	3,842,673	3,029,000
	76,243	APPLE INC	Common Stock	7,242,793	16,076,599
	413,432	BANK OF AMERICA CORP	Common Stock	6,887,869	6,226,286
	134,000	BED BATH & BEYOND INC COM	Common Stock	4,197,148	5,176,420
	148,000	BEST BUY INC COM	Common Stock	4,596,319	5,840,080
	306,000	BROADCOM CORP CL A COM	Common Stock	6,226,121	9,623,700
	168,942	CAPITAL ONE FINL CORP	Common Stock	4,761,053	6,477,236
	63,000	CATERPILLAR INC	Common Stock	3,741,504	3,590,370
	182,000	CHESAPEAKE ENERGY CORP COM	Common Stock	6,513,777	4,710,160
	376,506	CISCO SYS INC COM	Common Stock	8,029,654	9,013,554
	68,000	COGNIZANT TECH SOLUTIONS CL A	Common Stock	3,014,014	3,080,400
	108,000	DOW CHEM CO COM	Common Stock	3,080,350	2,984,040
	105,000	DR PEPPER SNAPPLE INC	Common Stock	3,039,689	2,971,500
	249,000	EBAY INC COM	Common Stock	5,050,257	5,861,460
	12,271	EQUINIX INC	Common Stock	1,245,721	1,302,567
	36,000	FEDEX CORP COM	Common Stock	3,200,881	3,004,200
	764,532	FORD MTR CO DEL COM PAR $0.01	Common Stock	5,742,411	7,645,320
	71,000	FREEPORT MCMORAN COPPER & GOLD	Common Stock	2,885,808	5,700,590
	161,000	GAP INC COM	Common Stock	3,587,144	3,372,950
	44,251	GOLDMAN SACHS GROUP INC COM	Common Stock	5,533,009	7,471,339
	20,000	GOOGLE INC CL A	Common Stock	7,087,007	12,399,600
	96,533	HANSEN NAT CORP	Common Stock	3,539,174	3,706,867
	119,080	HEWLETT PACKARD CO COM	Common Stock	3,838,061	6,133,810
	204,000	HOME DEPOT INC COM	Common Stock	5,350,735	5,901,720
	188,000	INTERNATIONAL GAME TECHNOLOGY	Common Stock	3,711,545	3,528,760
	27,329	INTUITIVE SURGICAL INC	Common Stock	4,099,283	8,289,432
	141,000	KOHLS CORP COM	Common Stock	5,743,895	7,604,130
	216,000	LAS VEGAS SANDS CORP	Common Stock	3,940,132	3,227,040
	108,418	ESTEE LAUDER COS INC CL A	Common Stock	3,736,616	5,243,094

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN: 05-0494040

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) (Continued)

December 31, 2009

Fund	Par value/ number of shares	Identity of issue	Description	Cost	Fair value
Large Cap Growth Fund		Columbus Circle Core Equity Fund	Separately Managed Fund
	63,000	LIFE TECHNOLOGIES CORP COM	Common Stock	$3,075,227	$3,290,490
	41,310	MASTERCARD INC CL A	Common Stock	6,425,675	10,574,534
	70,000	MEDTRONIC INC COM	Common Stock	3,035,543	3,078,600
	233,000	MORGAN STANLEY	Common Stock	5,406,723	6,896,800
	357,000	MYLAN INC COM	Common Stock	4,750,429	6,579,510
	99,000	NEWMONT MINING CORP HOLDING CO	Common Stock	3,872,825	4,683,690
	287,902	NVIDIA CORP COM	Common Stock	3,946,957	5,378,009
	98,000	PEPSICO INC COM	Common Stock	5,157,062	5,958,400
	34,000	PRICELINE COM INC	Common Stock	2,920,888	7,429,000
	66,000	PROCTER & GAMBLE CO COM	Common Stock	3,947,046	4,001,580
	208,000	STARBUCKS CORP COM	Common Stock	2,892,991	4,796,480
	159,000	THERMO FISHER SCIENTIFIC	Common Stock	7,376,814	7,582,710
	92,000	UNITEDHEALTH GROUP INC COM	Common Stock	2,886,727	2,804,160
	120,962	VISA INC COM CL A	Common Stock	6,982,963	10,579,337
	234,000	WELLS FARGO & CO NEW COM	Common Stock	5,814,775	6,315,660
	133,000	WHOLE FOODS MKT INC	Common Stock	2,757,827	3,650,850
	3,498,953	* BANK OF NEW YORK MELLON	Common Collective Trust Fund	3,498,953	3,498,953

		Large Cap Growth Fund Subtotal			$307,785,476

					$4,129,852,221

*	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Date: June 29, 2010	By	/s/ David M. Denton
David M. Denton
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of Ernst & Young LLP